TELEPHONE: 1-212-558-4000 FACSIMILE: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, New York 10004-2498 ______________________ LOS ANGELES • PALO ALTO • WASHINGTON, D.C. BRUSSELS • FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

July 31, 2018
Via EDGAR

Ms. Tiffany Posil
Special Counsel
Division of Corporation Finance
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Townsquare Media, Inc.
Schedule TO-I
Filed July 19, 2018
File No. 005-88259

Dear Ms. Posil:
On behalf of our client, Townsquare Media, Inc. (the “Company” or “Townsquare”), this letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) in its letter to the Company dated July 27, 2018 (the “Letter”) in connection with the above-referenced Schedule TO-I (the “Schedule TO”). The Company is concurrently filing Amendment No. 1 to the Schedule TO (the “Amendment”), containing revised offering materials that incorporate changes in response to the Staff’s comments.

Set forth below are the Staff’s comments followed by the Company’s responses. Capitalized terms used in this letter and not otherwise defined have the meanings given to them in the Offer to Exchange Eligible Options for Replacement Options, dated July 18, 2018, as amended July 31, 2018, which is attached as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Exchange”).

Securities and Exchange Commission July 31, 2018

1.	Offer to Exchange Eligible Options for Replacement Options
As structured, optionholders who tender in your offer will not know the new exercise price and the number of replacement option shares they will receive in the exchange until the close of the trading day on the expiration date. With respect to the number of option shares they will receive, we further note that your offering documents illustrate only one potential exchange ratio based on the current market price of the underlying common stock rather than a range of potential exchange ratios. Accordingly, please revise the offering documents to illustrate a range of potential exchange ratios so that optionholders can assess the impact that market price fluctuations would have on your offer.
Response:
In response to the Staff’s comment, the Company has revised the offering documents to illustrate a range of potential exchange ratios (see pages 2-3, 16-17, 26-27, and 40-41 of the Offer to Exchange). The Company will undertake additional initiatives that it believes will assist eligible participants with assessing the impact that market price fluctuations would have on the exchange ratio for each tranche of eligible option.

Specifically, Townsquare has revised its Offer to Exchange in order to include a detailed table that shows, for each tranche of eligible options, the expected exchange ratio for calculating the number of shares underlying the new replacement option based upon an assumed closing price for the Company’s Class A common stock on the expiration date. The assumed closing price is equal to the closing price of the Company’s Class A common stock on July 13, 2018. The Company also included in the table additional closing prices that represent both 7.5% and 15.0% upward and 7.5% and 15.0% downward declines in the assumed closing price. The Company has selected this price range based on the range of recent trading prices of its Class A common stock. The table in the revised Offer to Exchange will be accompanied by illustrative examples of how to calculate the number of shares underlying a new replacement option based upon the hypothetical exchange ratios. Townsquare is furnishing the revised Offer to Exchange to eligible optionholders on the date of this letter, accompanied by an explanatory email which is included as Exhibit (a)(1)(Q) to the Schedule TO and is filed with the Amendment.

Securities and Exchange Commission July 31, 2018

2.	With reference to Rules 13e-4(f)(1)(ii) and 14e-1(b), please tell us:

•	whether you will revise the Schedule TO during the pendency of the offer to reflect a current market price, and if applicable, an amended range of potential exchange ratios;

•	whether you intend to provide any web-based or other publicly accessible tool that optionholders can access during the pendency of the offer to obtain hypothetical exchange ratios; and

•
how you intend to disclose to offerees the final exchange ratio, the number of replacement options and the exercise price for the new options to allow sufficient time for holders to consider whether to tender or withdraw their options.

Response:
The Offer to Exchange provides that the final exchange ratios will be conclusively determined shortly after the market close at 4:00 p.m. Eastern Time on the expiration date, approximately eight hours before the expiration of the offer at 11:59 p.m. Eastern Time on that date. The Company will provide eligible optionholders with the final exercise price and exchange ratios promptly thereafter as described below. In addition, the Company will take the following steps in order to ensure that participants have adequate information to allow them to assess whether or not to participate in the offer:

•
After the close of the third trading day prior to the expiration of the exchange offer, the Company will update the tables described above based upon the actual closing price of its Class A common stock on such date, and will further amend the Schedule TO in order to include the updated table and will file such amendment with the SEC. Eligible optionholders will be advised of such updated hypothetical exchange ratios by email in the form attached as Exhibit (a)(1)(R) to the Schedule TO (which is filed with the Amendment) and will also have access to such information on a Company intranet webpage maintained for the exchange offer.

•
Commencing as of August 3, 2018, on each of the ten trading days preceding (and inclusive of) the expiration date, the Company will publish the daily indicative calculated exchange ratios on an intranet webpage maintained for the exchange offer. The Amendment provides detailed information with respect to where to locate this webpage. The Company will also include such information in the separate email that it sends to eligible optionholders.

Securities and Exchange Commission July 31, 2018

In addition to the foregoing, the Company will take the following steps to communicate the final exchange ratios and exercise price for the new replacement options, as soon as practicable after the close of trading on the expiration date:

•
Concurrently with the filing of the Amendment, the Company is distributing an email supplement to all eligible optionholders notifying them that, by 5:00 p.m. Eastern Time on the date the exchange offer expires, the Company will notify them of the final exchange ratios and the exercise price of the new replacement options (which will be the closing price of the Company’s Class A common stock on the expiration date, plus $0.50) (the “Expiration Date Information”). This email, which is included as Exhibit (a)(1)(Q) to the Schedule TO and is filed with the Amendment, will also advise the eligible optionholders that the Expiration Date Information will be provided by means of an e-mail message. Eligible optionholders will receive the Expiration Date Information several hours before the official expiration of the offer (currently scheduled for 11:59 p.m. Eastern Time on August 16, 2018) and they will have sufficient time to consider whether to tender or withdraw their eligible options after they receive the Expiration Date Information. The Company has included the form of communication that will be used to provide the Expiration Date Information as Exhibit (a)(1)(T) to the Schedule TO, which is filed with the Amendment.

•
In addition to making the final exchange ratios and the applicable exercise price available to the eligible participants via the Expiration Date Information transmittal described above, the Company will electronically file that information on an amended Schedule TO.

•
Townsquare will also continue to describe prominently in the Schedule TO and in any supplemental materials that it furnishes to eligible optionholders the withdrawal rights of eligible optionholders that exist until the expiration of the offer, that it will permit tenders and withdrawals to be made until 11:59 p.m. on the expiration date and the fact that the final exchange ratio will be made available on the expiration date.

•
All of the approximately 170 eligible participants who are officers, employees or directors of the Company have regular access to e-mail in the course of their employment or service, as applicable, and, as noted in the Offer to Exchange, such participants may at any time direct questions regarding the offer to the Company’s General Counsel, who himself works onsite at the Company’s corporate headquarters.

We also note that because of the spread between the current trading price of Townsquare’s Class A common stock and the exercise prices of the eligible options, and

Securities and Exchange Commission July 31, 2018

taking into account the range of recent trading prices of the Company’s Class A common stock, the Company does not anticipate that the difference between the hypothetical exchange ratio furnished two trading days before the expiration date, based upon the closing price of the Company’s Class A common stock on the prior date, and the exchange ratio furnished on the expiration date will be material to a participant’s election decision.
The consideration offered for each eligible option tendered into the exchange will be determined pursuant to an exchange ratio, which as a function of the established Black-Scholes option pricing model, is objective and will remain fixed throughout the offer. The Company announced that consideration at the commencement of the offer and will publish the indicative exchange ratio on each of the ten business days preceding (and inclusive of) the expiration date of the offer.
Townsquare believes that its option exchange program provides offerees with adequate information regarding the material terms of the offer throughout the offer period and an opportunity for late tenders and withdrawals at the end of the offering period. Key features of the Company’s program are:

•
the ongoing disclosure of material information to eligible optionholders regarding among other things (i) the structure of the offer, (ii) the methodology for calculating the exchange ratio, which is objective and remains fixed throughout the offer, (iii) hypothetical exchange ratios based upon assumed closing prices which Townsquare believes will approximate the closing price on the expiration date and (iv) the relative value relationship between the eligible options and the new replacement options, which does not change; and

•
the Company’s plans and ability to rapidly disseminate information regarding the exchange ratios to the population of eligible optionholders both during the offer and upon the determination of the actual exchange ratios within timeframes that are consistent with, and in some cases better than, comparable timeframes previously addressed by the Staff.

Securities and Exchange Commission July 31, 2018

We and the Company appreciate the Staff’s attention to the review of this matter. Please do not hesitate to contact me at (212) 558-4239 or trevinom@sullcrom.com if you have any questions regarding this letter or the Amendment.

Very truly yours,
/s/ Marc R. Trevino
Marc R. Trevino

cc:	Joseph McCann (Securities and Exchange Commission)

Christopher Kitchen
(Townsquare Media, Inc.)

Robert W. Downes
Regina L. Readling
(Sullivan & Cromwell LLP)